DLA PIPER

DLA Piper LLP (US)
33 Arch Street, 26th Floor
Boston, Massachusetts 02110-1447
www.dlapiper.com

Ronald S. Borod
ronald.borod@dlapiper.com
T 617.406.6003
F 617.406.6103

September 11, 2012

EDGAR Filing Desk
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re: OXFORD FINANCE LLC
CIK: 0001556257
Form ABS-15G
Asset-Backed Securitizer Report
Pursuant to Section 15G of the
Securities Exchange Act of 1934

Dear Sir or Madam:

Pursuant to Rule 15Ga-1 (17 CFR 240.15Ga-1), enclosed please find one copy of Form ABS-15G—Asset-Backed Securitizer Report Pursuant to Section 15G of the Securities Exchange Act of 1934, completed for the above-referenced company.

We call to your attention the fact that an attempt was made to file this Form, which was due on or before February 14, 2012, as a paper filing, and the paper filing was received by the Commission on February 6, 2012. When it was called to my attention that this filing was attempted to be made as a paper filing, I contacted representatives of the Commission, including Mr. Jeffrey Thomas, to determine whether this electronic filing could be deemed retroactive to the date of the paper filing, since the paper filing was not accepted. I was today informed by Mr. Thomas that this is not possible since paper filings are not effective, and I was advised to proceed with this electronic filing. I was also informed that the lateness of this filing should have no adverse impact on the client because not only did they make a good faith effort to file the Form on a timely basis, as their filing indicates, but also they had only sponsored one securitization as of the required filing date, no re-purchase requests were received as of such filing date, and no re-purchase requests been received subsequent to such filing date.

In addition, I note that Rule 15Ga-1 requires subsequent quarterly filings after this initial filing being made herewith only if subsequent re-purchase requests have been received, and if no requests are received, then quarterly filings are not necessary and the next filing due would be the next annual filing due in February of 2013.

In light of the confusion that was created by our client's unsuccessful attempt to make a paper filing last February, I do not wish to muddy the water any further by making a quarterly

filing at this time. If, however, it is the Commission's view that a quarterly filing is necessary because the initial filing was not made on a timely basis, I would appreciate it if you would notify me as soon as possible.

Thank you.

Very truly yours,

DLA Piper LLP (US)

Ronald S. Borod

RSB:pg
Enclosures

To: Lauren Watson
617-406-5909

Received ↓

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 6 2012
WASH, D.C.
196

Package: Tracking #

1Z6V6652159098 6948 · at 8:01 AM

Henrietta Green
SEC
100 F St. NE
WDC 20549

Shipment Receipt

Transaction Date: 03 Feb 2012 **Tracking Number:** 1Z6V66521590986948

1 Address Information

Ship To:	Ship From:	Return Address:
Securites and Exchange Commission	DLA Piper LLP (US)	DLA Piper LLP (US)
Filing Desk	Kristin A. Bongiorno	Lauren Watson
Division of Corporation Finance	33 Arch Street	33 Arch Street
100 F Street, NE	26th Floor	26th Floor
WASHINGTON DC 205492000	Boston MA 02110	BOSTON MA 02110
Telephone:(202) 551-6551	Telephone:617-406-5939	Telephone:617-406-5909

2 Package Information

	Weight	Dimensions / Packaging	Declared Value	Reference Numbers
1.	Letter	UPS Letter		Client-Matter - 368986-000061 Attorney ID - 33011

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DLA PIPER

DLA Piper LLP (US)
33 Arch Street, 26th Floor
Boston, Massachusetts 02110-1447
www.dlapiper.com

Lauren M. Watson
lauren.watson@dlapiper.com
T 617.406.5909
F 617.406.6100

February 3, 2012

VIA UPS OVERNIGHT

Filing Desk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: *OXFORD FINANCE LLC. – Form ABS-15G - Secured Commercial Loans*
OUR FILE NO.: 368986-61

Dear Sir or Madam:

Pursuant to Rule 15Ga-1 (17 CFR 240.15Ga-1) of the Securities Act of 1933, enclosed please find the following items for filing:

- three (3) complete copies of *FORM ABS-15G – Asset-Backed Securitizer Report Pursuant to Section 15G of the Securities and Exchange Act of 1934*

We would appreciate your returning the enclosed acknowledgment copy of this letter with the date of filing affixed thereto in the enclosed self-addressed, stamped envelope.

If further information is needed, please feel free to contact me. Thank you.

Sincerely,

DLA Piper LLP (US)

Lauren M Watson

Lauren M. Watson
Corporate Paralegal

Enclosures
cc: Harry J. Hutton, Esq.
David Krohn, Esq.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ABS-15G
ASSET-BACKED SECURITIZER
REPORT PURSUANT TO SECTION 15G OF THE SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

_X_ Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period

January 1, 2009 to December 31, 2011

Date of Report (Date of earliest event reported) July 8, 2011

Commission File Number of securitizer: __________

Central Index Key Number of securitizer: __________

Lauren M. Watson 617-406-5909

Name and telephone number, including area code, of the person to contact in connection with this filing.

Indicate by check mark whether the securitizer has no activity to report for the initial period pursuant to Rule 15Ga-1(c)(1) [X]

Indicate by check mark whether the securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i) [ ]

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii) [ ]

payment on the last asset-backed security outstanding that was issued by or issued by an affiliate of the securitizer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OXFORD FINANCE LLC (Securitizer)

Date February 3, 2012

Mark Davis

(Signature)*

Mark A. Davis, Vice President of Finance

*Print name and title of the signing officer under his signature.

$258,800,000
Oxford Finance Funding Trust 2011-1
$258,800,000 of 3.75% Asset-Backed Notes
Oxford Finance LLC, as Sponsor, Seller and Servicer and Oxford Finance Funding II, LLC, as Depositor

For 3 year period ended December 31, 2011

Name of Issuing Entity	Check if Regis-tered	Name of Originator	Total Assets in ABS by Originator			Assets that were Subject of Demand			Assets that were Repurchased or Replaced			Asset Pending Repurchase or Replacement (within cure period)			Demand in Dispute			Demand Withdrawn			Demand Rejected		
(Name and CIK)	(Mark "X")		(#)	($)	% of principal balance	(#)	($)	% of principal balance	(#)	($)	% of principal balance	(#)	($)	% of principal balance	(#)	($)	% of principal balance	(#)	($)	% of principal balance	(#)	($)	% of principal balance
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	(q)	(r)	(s)	(t)	(u)	(v)	(w)	(x)
Asset Class __ Secured Commercial Loans																							
Oxford Finance Funding Trust 2011-1	n/a	Oxford Finance LLC	67	380,697,203.00	100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			67	380,697,203.00	100	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0